Exhibit 99.1

News release

Cenovus Energy provides update on production impact of Alberta wildfires

Calgary, Alberta (May 8, 2023) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) is providing an update on its Conventional production operations following ongoing wildfire activity in northern Alberta. Fires in the north-central region of the province have led the Government of Alberta to declare a state of emergency and a number of communities are under evacuation orders. With a focus on the safety of its people and integrity of its assets, on May 4, as a precaution, Cenovus began safely and methodically shutting in a number of producing Conventional fields and bringing down processing plants.

Approximately 85,000 barrels of oil equivalent per day (BOE/d) of production, primarily dry gas, has been impacted in the company’s Rainbow Lake, Kaybob-Edson, Elmworth-Wapiti and Clearwater operating areas. The overall wildfire situation is being closely monitored and the company’s other assets, including its oil sands assets and Lloydminster complex, have not been impacted. The company isn’t aware of any significant damage to date and will resume operations as soon as it’s safe and permitted to do so. Cenovus’s annual guidance range for 2023 is between 790,000 BOE/d and 810,000 BOE/d. The company is maintaining that guidance range and will continue to assess the duration of the production impact from the fires.

Cenovus is grateful for the efforts of its teams who have worked tirelessly to keep the company’s people and assets safe, as well as the support of provincial emergency management teams and firefighters to keep our communities safe.

Advisory

Barrels of Oil Equivalent
Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) about Cenovus’s current expectations, estimates and projections about the future, based on certain assumptions made in light of experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “focus” and “will” or similar expressions, including, but not limited to, statements about: safety; asset integrity; shutting in production and bringing down processing plants; impact on production; maintaining 2023 Corporate Guidance; and resumption of operations.

Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. This forward-looking information is current only as of the date indicated above. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, including those assumptions stated and inherent in Cenovus’s 2023 Corporate Guidance available on cenovus.com, some of which are specific to Cenovus and others that apply to the industry generally.

Additional information about risks, assumptions, uncertainties and other factors that could cause Cenovus’s actual results to differ materially from those expressed or implied by its forward-looking information is contained under “Risk Management and Risk Factors” in Cenovus’s annual Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2022, as supplemented by updates in our most recent quarterly MD&A, each of which is available on SEDAR at sedar.com, on EDGAR at sec.gov and at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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Cenovus contacts:

Investors	Media
Investor Relations general line	Media Relations general line
403-766-7711	403-766-7751

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